Filed by Semler Scientific, Inc.

(Commission File No.: 001-36305)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Semler Scientific, Inc.

(Commission File No.: 001-36305)

1.            On September 22, 2025, Joe Burnett, Director of Bitcoin Strategy of Semler Scientific, Inc., or Semler Sci, published the following post on X in connection with the proposed acquisition of Semler Sci by Strive, Inc.:

2.            On September 22, 2025, Douglas Murphy-Chutorian, M.D., the Chief Executive Officer of Semler Sci, issued the following email to Semler Sci’s employees:

Subject: Semler + Strive: Expanding Our Platform for Growth

Dear Team,

Today we announced that Semler Scientific is merging with Strive, Inc. (NASDAQ: ASST). This merger marks a significant step in our evolution and creates new opportunities to build value for all stakeholders.

At the heart of this transaction is a dual-pronged strategy:

1.	Strengthening our foundation in medical diagnostics by expanding Semler’s business into a more comprehensive preventative care and wellness platform focused on the early detection of chronic disease under the Strive leadership team.

2.	Enhancing financial strength and shareholder value through Strive’s expertise in capital allocation and Bitcoin treasury management.

A few important notes for employees:

•	Our healthcare business continues to be central. QuantaFlo® and our diagnostic services remain a core growth engine, and this merger provides us with additional resources to accelerate their impact.

•	Timing of the merger. The transaction is subject to shareholder approval and regulatory review. While exact timing is uncertain, we expect to move as quickly as possible following shareholder approval. Until closing, Semler and Strive remain separate companies and there is no change to your role or responsibilities.

What happens next:

•	There are no immediate changes to your roles or responsibilities.

•	As the integration progresses, we’ll keep you updated on opportunities this creates across our healthcare platform.

Thank you for the dedication and innovation that have brought us to this milestone. Together, we are building a stronger platform for the future of preventative healthcare.

Sincerely,
Doug Murphy-Chutorian, CEO

****************************************

Employee FAQ – Semler + Strive Merger

1. What was announced?

Semler Scientific is merging with Strive, Inc. (NASDAQ: ASST). Together, we’re creating a company with two powerful growth engines:

•	A preventative care and wellness platform anchored by QuantaFlo® and other diagnostic solutions, focused on early detection of chronic disease.

•	A capital allocation strategy, including Strive’s Bitcoin treasury, that enhances financial strength and shareholder value.

2. What does this mean for our medical business?

Semler’s healthcare operations remain central. We will continue to sell, support, and expand our diagnostic products and services, including seeking a new 510K clearance.

3. Will my job or role change?

No immediate changes. Your work, responsibilities, and reporting structure remain the same. Over time, there may be new opportunities created within the broader platform.

4. What happens to my stock options?

If you hold Semler equity awards:

•	They will convert into equivalent awards in the new combined company.

•	Your vesting schedule and value are preserved.

•	You’ll simply hold equity in a larger, publicly traded company with expanded growth opportunities.

5. What about Semler’s culture?

Semler’s mission to improve health outcomes through early disease detection remains unchanged. This merger builds on that mission while giving us additional financial strength.

6. What are the next steps?

•	We will continue to operate as usual while the merger closes.

•	We’ll share updates as integration moves forward.

7. When will the merger close?

The merger is subject to shareholder approval and customary regulatory conditions. While the exact timing is uncertain, we expect the process to move as quickly as possible. Our goal is to complete the transaction shortly after shareholder approval is obtained. Until then, Semler and Strive will continue to operate as separate companies.

3.            On September 22, 2025, Natalie Brunell, a member of the board of directors of Semler Sci, issued an email containing the following text related to the proposed acquisition:

Strive-Semler Scientific Merger Builds 10,900 Bitcoin Treasury

Finally, to start the week, some big news from Strive Asset Management and Semler Scientific: Strive and Semler announced a definitive agreement to merge in an all-stock deal that values Semler at a 210% premium.

As part of the transaction, Strive disclosed the purchase of 5,816 Bitcoin at an average price of $116,047, bringing the combined company’s holdings to more than 10,900 BTC.

Strive CEO Matt Cole posted the following tweet:

Together, Strive and Semler gain the scale to become one of the largest corporate Bitcoin holders, operating with a perpetual preferred equity model that avoids leverage with refinance and repayment risks. This merger creates one of the fastest-growing corporate Bitcoin platforms in the world, built to steadily grow Bitcoin Per Share and cement its place as a leader in corporate Bitcoin adoption.

Looking ahead, this merger signals that corporate balance sheets are entering a new era defined by Bitcoin reserves.

I’m honored to have been a part of this journey as a member of the Semler board this year and look forward to many more exciting announcements in the future, all in the mission of Bitcoin for all.

Additional Information and Where to Find It

In connection with the proposed transaction, Strive intends to file with the SEC a Registration Statement on Form S-4, or the Registration Statement, to register the Class A common stock to be issued by Strive in connection with the proposed transaction and that will include an information statement of Strive, proxy statement of Semler Sci and a prospectus of Strive, or the Information Statement/Proxy Statement/Prospectus, and each of Strive and Semler Sci may file with the SEC other relevant documents concerning the proposed transaction.  A definitive Information Statement/Proxy Statement/Prospectus will be sent to the stockholders of Semler Sci to seek their approval of the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF SEMLER SCI ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, SEMLER SCI AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Sci, may be obtained, free of charge, at the SEC's website (http://www.sec.gov).  You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive's website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive by directing a request to Strive's Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Sci will be available free of charge on Semler Sci’s website at https://ir.semlerscientific.com. The information on Strive’s or Semler Sci's respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Sci and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Sci in connection with the proposed transaction.  Information about the interests of the directors and executive officers of Strive and Semler Sci and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Sci in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC.  Information about the directors and executive officers of Semler Sci, their ownership of Semler Sci common stock, and Semler Sci's transactions with related persons is set forth in the section entitled "INFORMATION REGARDING OUR BOARD OF DIRECTORS AND CORPORATE GOVERNANCE," "EXECUTIVE OFFICERS," "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," “DIRECTOR COMPENSATION,” and "TRANSACTIONS WITH RELATED PERSONS" included in Semler Sci's definitive proxy statement in connection with its 2025 Annual Meeting of Stockholders, as filed with the SEC on July 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive's Current Report on Form 8-K filed with the SEC on September 12, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Sci, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgment of Strive, Semler Sci or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements.  Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Strive and Semler Sci to terminate the merger agreement between Strive and Semler Sci;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or Semler Sci or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management's attention from ongoing business operations and opportunities;

•	dilution caused by Strive's issuance of additional shares of its Class A common stock in connection with the proposed transaction;

•	potential adverse reactions of Strive’s or Semler Sci’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in Strive’s or Semler Sci’s share price before closing; and

•	other factors that may affect future results of Strive, Semler Sci or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, Semler Sci’s or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm Strive, Semler Sci's or the combined company's results.

Although each of Strive and Semler Sci believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or Semler Sci will not differ materially from any projected future results expressed or implied by such forward-looking statements.  Additional factors that could cause results to differ materially from those described above can be found in Strive’s current report on Form 8-K filed with the SEC on September 12, 2025 (including the documents incorporated by reference therein), Semler Sci's most recent annual report on Form 10-K for the fiscal year ended December 31, 2024 and quarterly reports on Form 10-Q, and other documents subsequently filed by Strive and Semler Sci with the SEC.  The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, Semler Sci or their respective businesses or operations.  Investors are cautioned not to rely too heavily on any such forward-looking statements.  Forward-looking statements speak only as of the date they are made and Strive and Semler Sci undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.